601 Lexington Avenue
New York, New York 10022
Richard M. Brand
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-6454		(212) 446-4900
richard.brand@kirkland.com	www.kirkland.com

CONFIDENTIAL

October 31, 2014

Via EDGAR and Hand Delivery
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Daniel F. Duchovny
Special Counsel
100 F Street, NE
Washington, D.C. 20549-3628

Re:                             Ashford Hospitality Trust, Inc.
Preliminary Proxy Statement

Filed October 24, 2014
File No. 001-31775

Dear Mr. Duchovny:

On behalf of Ashford Hospitality Trust, Inc. (“Ashford Trust” or the “Company”), this letter sets forth Ashford Trust’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 29, 2014, to Andrews Kurth LLP, outside counsel to Ashford Trust, with respect to the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”) with respect to the solicitation of revocations of proxies solicited by Unite Here (“Unite Here”) to call a special meeting of the shareholders of Ashford Trust.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Ashford Trust’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement

Cover Page

1.                                      Staff’s Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us the support for the following:

•                  that “Ashford Inc. is well positioned for growth.”

•                  that Unite Here has made “numerous unprovoked attacks and invectives” in its proxy statement.

•                  that “Unite Here is a self-interested stockholder with a unique agenda that it has disclosed is unrelated to creating stockholder value.”

•                  that “Unite Here has a history of provoking unwarranted fights with corporate boards and management in situations where Unite Here is a nominal stockholder.”

•                  that “Unite Here’s real interest is to assert its influence into a labor dispute” and “to disrupt the value creating separation of Ashford Inc.”

•                  that your Board “believes that Unite Here’s solicitation of consents to call a special meeting is nothing more than a last-minute effort to derail the Company’s plans to enhance stockholder value and further attempt to distract the attention and resources of the Board and management.” In this respect

•                  that Unite Here’s “specific interests … are not aligned with the interests of all of our stockholders.”

Response: In response to the Staff’s comment, Ashford Trust has revised certain above-referenced disclosures on pages 2, 3 and 7 of the Preliminary Proxy Statement and has removed certain above-referenced disclosures on page 2 of the Preliminary Proxy Statement.

2.                                      Staff’s Comment: You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that Unite Here’s proxy statement “makes numerous baseless claims about [your] management.”

Response: In response to the Staff’s comment, Ashford Trust has removed the above-referenced disclosure on pages 2 and 4 of the Preliminary Proxy Statement.

3.                                      Staff’s Comment: With a view toward revised disclosure, please explain why you view Unite Here’s solicitation as “circumventing” your governance practices when it appears Unite Here is solely using one of your governance practice instead of your preferred practice. You make a similar statement in the fifth paragraph of the cover letter.

Response: In response to the Staff’s comment, Ashford Trust has removed the above-referenced disclosure on pages 2 and 4 of the Preliminary Proxy Statement.

4.                                      Staff’s Comment: Please provide us with your analysis supporting the apparent conclusion that spending more funds in a contest than the value of a shareholder’s shares of the company is “evidence that they are using corporate governance to further their interests in the labor dispute.”

Response: In response to the Staff’s comment, Ashford Trust has removed the above-referenced disclosure on pages 2 and 4 of the Preliminary Proxy Statement.

5.                                      Staff’s Comment: Please revise your disclosure reconcile your disclosure that suggests Unite Here has to few shares to have similar interests with your other shareholders and your alert to shareholders that regardless of the number of shares held, their views are important. Are you suggesting that the views of holders of 765 or fewer shares are not important?

Response: In response to the Staff’s comment, Ashford Trust has removed the above-referenced disclosure on pages 2 and 4 of the Preliminary Proxy Statement.

Response of Ashford Trust, page 11

6.                                      Staff’s Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

•                  that “[t]here are certain significant risks and costs associated with calling and holding a special meeting.”

•                  that you maintain “an open dialogue with [your] stockholders and a track-record of responding to [your] stockholders’ wishes when appropriate under the circumstances.”

•                  that “Unite Here is a self-interested stockholder with a unique agenda that it has disclosed is unrelated to creating stockholder value.”

•                  that “Unite Here has a history of provoking unwarranted fights with corporate boards and management in situations where Unite Here is a nominal stockholder.”

•                  that “Unite Here’s real interest is to assert its influence into a labor dispute” and “to disrupt the value creating separation of Ashford Inc.”

•                  that your Board “believes that Unite Here’s solicitation of consents to call a special meeting is nothing more than a last-minute effort to derail the Company’s plans to enhance stockholder value and further attempt to distract the attention and resources of the Board and management.” In this respect

•                  that Unite Here’s “specific interests … are not aligned with the interests of all of our stockholders.”

Response: In response to the Staff’s comment, Ashford Trust has revised the above-referenced disclosure on pages 2, 4, 7 and 12 of the Preliminary Proxy Statement.

7.                                      Staff’s Comment: We note your disclosure that Unite Here could have made its proposals at the annual meeting on May 13, 2014. With a view toward revised disclosure, please tell us whether Unite Here would have met any applicable advance notice requirements to make proposals at that meeting given the date of your announcement of the Ashford Inc. spin-off.

Response: In response to the Staff’s comment, Ashford Trust has removed the above-referenced disclosure on page 12 of the Preliminary Proxy Statement.

8.                                      Staff’s Comment: On a related note, would Unite Here’s proposals have the same effect in May 2015 (your next annual meeting) given the planned completion of the spin-off well before that? Revise to explain.

Response: In response to the Staff’s comment, Ashford Trust has removed the above-referenced disclosure on page 12 of the Preliminary Proxy Statement.

The Special Meeting Request Procedure, page 13

9.                                      Staff’s Comment: Please tell us the basis for your disclosure that you need not hold the special meeting if at any time prior to the meeting date you received sufficient revocations such that there are no longer sufficient consents to call the special meeting. It appears that Unite Here may only solicit during a 30-day period while you may solicit until the special meeting is called to order, thus defeating the purpose of Unite Here’s solicitation.

Response: In response to the Staff’s comment, Ashford Trust has revised the above-referenced disclosure on page 13 of the Preliminary Proxy Statement.

Solicitation of Revocations, page 15

10.                               Staff’s Comment: We note that proxies may be solicited by mail, facsimile, telephone, email, and other electronic channels of communication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: In response to the Staff’s comment, Ashford Trust confirms its understanding of these requirements.

11.                               Staff’s Comment: Please disclose the “other electronic channels of communication” you intend to use.

Response: In response to the Staff’s comment, Ashford Trust has removed the above-referenced disclosure on page 15 of the Preliminary Proxy Statement.

Ashford Trust acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Richard Brand of Kirkland & Ellis LLP, Ashford Trust’s lead counsel for the Preliminary Proxy Statement, at (212) 446-6454.

Sincerely,

/s/Richard Brand
Richard Brand

cc:                                David Brooks

Muriel McFarling